SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Earnings Release

2nd QTR 2015

TIMP3
NOVO MERCADO
BM&FBOVESPA

TIM
Você, sem fronteiras.

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Second Quarter of 2015

Operational Highlights

•

Postpaid at strong pace of +11% YoY in 2Q15, and reaching 18% of our customer base. In the first half, we added more than 1 mln users;

•

4G clients reached 3.8 mln users (+3.9x YoY)

•

Penetration of smartphones over total base reached ~60%, driven by smartphone sales mix of 93%, in 2Q15;

•

Innovative ARPU grew 42% YoY in 2Q15, faster than data user base (+7% YoY);

•

Infrastructure remais a top priority, investments amounted R$1.2 bln in 2Q15;

•

Live TIM reached 166k users in 2Q15, leading Ultra BB net addition with 34% share;

Financial Highlights

•

Innovative Mobile Services (data net revenues ex-SMS) continue their strong pace with +44% YoY. In 1H15, growth stood at 45% YoY;

•

Fixed net revenues accelerating to +15% YoY in 2Q15, bringing first half pace to ~14% YoY;

•

Costs control initiatives in play: organic opex decreased 11% YoY in the quarter and 8% in 1H15;

•

Organic EBITDA margin continues to expand on a yearly basis, reaching 29.2% in 2Q15. EBITDA service margin (excluding the handset business) reached 35.4% in 2Q15.

Conference Call in English:

Conference Call in Portugueses:

Aug 5th, 2015, at:

Aug 5th, 2015, at:

11:00 AM Brasília time

09:00 Brasília time

10:00 AM US EST

08:00 AM US EST

Tel.: +1 888 700-0802 (USA)

Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil)

       +55 11 3193-1001 or +55 11 2820-4001 (Brazil)

Code: TIM

       +1 786 924-6977 (other countries)

Code: TIM

MESSAGE FROM CEO

Dear Shareholders, Analysts and Stakeholders,

During the second quarter of 2015 we could continue to observe what we had highlighted at the beginning of the year, which is a tough macroeconomic environment, with a scenario of high inflation and contraction of the economy, which is expected to present negative growth during the year, reverting the projections of moderate growth developed at the end of 2014.

We had also highlighted in our first quarter message the significant transformation of the mobile industry towards a data world, and during this second quarter not only this trend continued, but was greatly accelerated by the effects of the macroeconomic scenario on consumer confidence, leading to a faster decline of voice revenues and a sharper transition to data usage than previously forecasted, as customers maximize usage of data services as a way to optimize overall spending.

This trend of faster voice substitution by data, while expected, comes at a pace which if on one had confirms our strategy of becoming a data centric company - with the corresponding investments in infrastructure and data offer innovation - on the other hand also accelerates the speed at which voice revenues are impacted in the short term, in particular on the prepaid segment, where spending optimization leads to a reduction in voice usage and revenues and the start of a trend of consolidation in multiple SIM cards, potentially anticipating the effects of a reduction of the community effect. We could observe the confirmation of this trend by the industry wide reduction of MOUs (Minutes of Use) and voice revenues for all players, and by the reduction of the overall prepaid customer base in the country in the last month of Q2.

While those short term trends are significant and could prove challenging especially to the Revenue and EBITDA growth in the next few quarters, we firmly believe that our long term industrial strategy remains absolutely solid: sustaining an accelerated investment plan for building a very robust data strategy centered on 4G, continuing to innovate on innovative data centric service offerings and preparing to deliver a unique and differentiated customer experience as a hallmark of TIM’s evolution towards a data centric industry future.

In the middle of this scenario, TIM delivered in the second quarter a solid set of results in its most strategic KPIs for the future, including a very solid pace on data services, which grew 44% YoY in Q2, boosted by an increase in smartphone penetration, data ARPU and 4G users. This performance was also helped by the continuation of the solid growth of our postpaid base, which has been growing above the market average during 2015, and reached 11% YoY growth in Q2. Another positive indicator was the return of the strong growth of our fixed operations, which presented a +15.1% YoY growth in Revenues in Q2.

Even though overall revenue growth has been impacted by a sharp reduction of device sales as we approach a scenario in which smartphone penetration grows at a more moderate pace, and mobile service revenues and EBITDA have been still impacted by the reduction of the MTR (mobile termination rates), during the second quarter the company was able to continue improving overall EBITDA margins, which in Q2 grew almost 2 percentage points when compared to Q2 2014, reaching 29.2%, amongst the best EBITDA margins in the industry in Brazil.

Sustaining accelerated infrastructure investments

In line with our strategy of building a very robust data infrastructure now and for the long-term, the company was able to deliver in the 2Q yet another solid period of infrastructure deployment, reaching almost R$ 1.2 billion, mostly focused on expanding its 3G, 4G and fiber transmission infrastructure.

During Q2 our flagship Mobile Broadband Project reached the mark of covering over 157 cities, or 45% of the country’s urban population, with the required access and transmission infrastructure to provide very high quality and high-speed data services, and positioning TIM to be at the forefront of data adoption in the most important cities in the country. Q2 also saw a significant advancement of our 4G deployments, with an increase of over 25% in the number of 4G sites, maintaining TIM as the operator with the largest number of 4G sites in the state capitals in Brazil. In line with the network expansion, our quality indicators also continue to demonstrate a very significant improvement, and during the quarter we could reach another increase in the average throughput of our data services which reached speeds above market average, in addition to mentioning an excellent performance in all of Anatel’s key quality indicators, leading to an improvement not only in hard metrics, but also customer perception.

Another solid quarter for data growth

As highlighted, data and innovative services grew 44% YoY in revenues during Q2 2015, sustained by an increase in data traffic of over 30% and in data ARPU of close to 42%. Smartphone penetration over the user base reached 59% in the quarter, positioning the base for future growth, and 4G users, which consume on average over three times as much data as 3G users, reached a customer base of almost 4 million users. With this performance, Mobile VAS revenues reached a penetration of 35% of overall service revenues, up from 27% the year prior. On Generated Revenues, the mobile data performance compensated for the decline in voice revenues, leading to a small positive growth in what we call “outgoing revenues”, which are the revenues effectively generated by our customer base and which does not depend on interconnection revenues. This performance is key to leading to future revenue growth, as when data becomes a larger part of the overall revenues, mobile service revenues naturally come back to positive growth as data continues to make its way as our main revenue driver.

Offers and Customer Base: Protecting the value of the customer base while increasing the base of value customers

As it recognizes the acceleration of the industry trends in Brazil, TIM has been adjusting its offer portfolio and focus on subscriber acquisition to “protect the value of its customer base while increasing its base of value customers”. TIM’s focus on the “Big Middle” of Brazilian consumers relies on its volume and relevance to future growth, as more and more Brazilians start to consume mobile data services. With the current scenario, TIM has been promoting offer adjustments to protect the value of its prepaid base by increasing its quality – including looking to position more attractive offers for consumers impacted by our current economic situation, as well as on the higher end of these prospects – elevating our positioning to be able to play not only in the Postpaid Control plans but also on the pure Postpaid subscribers, with innovative and bundled high value offers.  The recent performance of our Postpaid share of net adds indicate we are in the right direction, with our Postpaid subscriber base growing double digits and reaching 11% YoY in Q2.

Efficient operation increasing EBITDA margins and preserving solid financials

The disciplined approach to operational efficiency and cost control continued and was even intensified during the second quarter, as we work to mitigate the short-term impact of a more challenging revenue growth period. With the intensification of the focus on transforming the operation and many of its processes, the company was able in Q2 to obtain a 10.5% reduction in Operating Expenses, with reduction in pretty much all of its key components except personnel, given the impact of internalizing some functions when compared to last year as well as the effect of inflation on salaries. As a result of all of these efforts, we reached an EBITDA margin of 29.2%, a substantial growth when compared to the same period last year. Overall EBITDA performance was impacted by the revenue slowdown and also by the significant impact of MTR reductions, in addition to a few non-recurring effects on interconnection, leading to a contraction of EBITDA of -4.4%. It is important also to consider that in the second quarter the non-recurring reported results carry the effect of our Tower Sale transaction, which helped to boost total non-recurring EBITDA by over R$900 million, and non-recurring Net Income by over R$600 million, leading to a significant growth both in reported EBITDA as well as reported Net Income. The Net Financial Position of the company continues to be very solid at R$ 2.6 billion, or a net debt/EBITDA ratio of just 0.48x, allowing the company full flexibility in its financial management.

Conclusion and Perspectives

In closing, we acknowledge the more challenging short-term period for revenues and eventually EBITDA growth, but reinforce our message about the very strong confidence in the strategic direction of the company and the solid execution that comes with it. By sustaining its investments in a robust future-proof data infrastructure, continuing to adjust its innovative offers to allow for growth in data and in the quality of its user base and developing the conditions to differentiate on customer experience, we firmly believe the company will position itself to succeed during this period of accelerated industry transition, and strategic, operational and financial results will naturally follow. As usual I would like to highlight the incredible commitment of the entire team in making this vision a reality and in delivering the successful repositioning of TIM as a leading mobile data player in Brazil.

Rodrigo Abreu

CEO

FINANCIAL PERFORMANCE

OPERATING REVENUES

Gross revenues totaled R$13,455 million in the first half (-5.3% YoY), still impacted by a stronger MTR decline and tougher macro-economic environment, partially off-set by a strong data revenue growth. As for the 2Q15, gross revenues totaled R$6,635 million (-7.4% YoY), mainly impacted by the 40.7% drop in interconnection revenues.

Worth noting that Bussiness Generated (voice+data) gross revenues stood flat versus 1H14, even in an environment of acceleration of the industry transition from voice to data and greater macro economic headwinds.

Gross revenues breakdown and other highlights are presented as follows:

Usage and monthly fee gross revenues reached R$5,040 million in 1H15 (-9.2% YoY),  and R$2,457 million in the 2Q15 (-10.7% YoY). This line was mostly impacted by a tougher macroeconomic scenario and the continued migration towards data usage.

Value Added Services (VAS) gross revenues totaled R$3,739 million in the first half of 2015, a solid double digit growth of 21.5%. This result is mainly due to the massive increase of 45.3% YoY in innovative revenues, partially offset by the continuous decrease in SMS, which fell by 31.6% YoY. In the second quarter of 2015, VAS revenues reached R$1,913 million an increase of 21.3% YoY, again boosted by increase of 48.7% YoY in innovative revenues. All of this supported by our level of investment and innovative offers.

As for the first half of 2015, VAS reached 33.4% of total mobile gross service revenues from 26.2% in 1H14. In 2Q15, VAS represented almost 35% (up 800 bps from 27% in 2Q14).

Long distance gross revenues came at R$1,406 million in 1H15, and R$684 million in the 2Q15, both periods with a drop of 11.4% versus a year ago. Such performance is mainly explained by a commoditization process of this service and the switch from voice to data usage pattern.

Interconnection gross revenues in 1H15 dropped 39.6% YoY to R$848 million, due to the impact of the MTR cut of 33%, coupled with the intensification of the SMS substitution to messaging applications. For 2Q15, Interconnection gross revenues totaled R$372 million, a drop of 40.7% YoY.

Fixed business gross revenues, including “TIM Soluções Corporativas”, “TIM Fixo” and  “Live TIM”, totaled R$243 million this quarter, a solid double digit increase of 10.0% when compared to the same period of last year. This performance proves the success of the ultra broadband business and the strategy to restructure TIM Soluções Corporativas (former Intelig). In the first half of 2015, fixed revenues reached R$479 million, up 8.3% YoY.

Other Mobile Revenues reached R$170 million in 1H15, an increase of 27.5% YoY, mainly driven by the growth of revenues related to the sharing of infrastructure. As for 2Q15, the growth reached  8.4% YoY, due to the negative impact of the towers sale.

Product sales gross revenues decreased by 11.8% YoY, reaching R$1,773 million in the first half of the year. For the 2Q15, revenues decreased by 22.0% YoY, reaching R$895 million. Products’ performance is being driven by a reduction in devices unit sales (-48.2% YoY in 2Q15 and -38.2% in 1H15), due to a thougher macroeconomic environment. An increase average price (47.9% YoY in 2Q15 and 41.0 YoY in 1H15) as a consequence of a better sales mix (smartphones) helped to partially compensate that decline.

As a result, Total Net Revenues reached R$8,900 million (-6.1% YoY) in 1H15 and Net Services Revenues at R$7,724 million (-4.5% YoY). Business Generated net revenues grew by 2.1% YoY in the same period. As for 2Q15, total net revenues totaled R$4,353 million (-8.8% YoY).

ARPU (average revenue per user) reached R$16.1 in 2Q15, down -7.2% YoY, largely impacted by the aforesaid MTR cut and macroeconomic slowdown, while Data ARPU posted a significant increase of 19.0% YoY.

Starting in 2Q15, we begin to present a new net revenue line, called “Innovative” revenues to better indicate business trend. Innovative consists in VAS revenues excluding SMS revenues.

Innovative Mobile Net Revenues came at R$2,194 million in 1H15, a sound increase of 44.8% YoY. As for the second quarter, Innovative revenues totaled R$1,150 million (+44.0% YoY). Both performances were driven by a continuous growth of data customers, reaching 41.4% of total customer base (up from 38.8% in 2Q14), while usage (bytes of use) rose by 31.8% in comparison to 2Q14. Also, smartphones penetration reached 59.5% of the customer base (38.6% in 2Q14).

As a consequence of consecutive MTR cuts and increasing importance of Innovative revenues, the magnitude of MTR incidence on net service revenues have been decreasing significantly, achieving its lowest level at approximately 8%.

MOU (minutes of use) reached 119 minutes in 2Q15, down 13.6% when compared to 2Q14, mainly due to the migration usage intensification of new technologies related to data and the consequent lower use of traditional voice services.

OPERATING COSTS AND EXPENSES

In the first half of 2015, Total Organic Opex amounted to R$6,288 million, a decrease of 7.9% YoY while in 2Q15 it reached R$3,081 million (-10.5% YoY). Total organic opex excludes the towers sale gain of R$917.5 million. Organic opex decrease is still being driven by strong savings in network & interconnection costs (-11.5% YoY), decline in volume of handsets sold and thus a decline in cost of goods sold (-12.2% YoY). Those effects more than compensated higher personal expenses (+13.0% YoY) in the period.

Operating expenses breakdown in 2Q15 is presented as follows:

Personnel Expenses totaled R$517 million in the 1H15, up by 13.0% YoY due to an increase in the total number of employees and the adjustment of salaries slightly above inflation on top of other benefits. The number of employees reached 12,930 people in the period, up 3.6% or 447 people when compared to last year. This increase was mostly driven by own stores expansion (to 179 in 2Q15 from 166 in 2Q14). In 2Q15, personnel expenses reached R$263 million, up by 14.6% YoY as a result of the trend described above and by the impact of a 25% price increase in healthcare plans after a ruling by the sector’s regulatory agency (ANS).

Selling & Marketing expenses came at R$1,950 million in 1H15 (-2.8% YoY) and R$966 million in 2Q15 (-5.8% YoY), driven by a reduction in commissioning expenses and advertising, following macro slowdown and advertising efficiency on marketing campaigns, together with fewer sponsored events.

Network & Interconnection costs totaled R$1,952 million in 1H15, a decline of 11.5% YoY. The performance was heavly impacted by MTR cut, voice and SMS off-net traffic reduction together with leased lines costs drop. In 2Q15, network & interconnection reached R$938 million, down by 7.2% YoY, due to the aforesaid reasons and partially offset by new property rentals for site deployment following network expansion and incremental electricity costs.

General & Administrative expenses (G&A) amounted to R$272 million, a sound decrease of 17.1% YoY and in 2Q15 G&A reached 129 million (-27.8% YoY). Both periods performance was driven by a reduction in legal advisory services expenses related to the towers sale process and savings generated by a cost efficiency plan put in place this year.

Cost of Goods Sold reached R$1,295 million in 1H15, down 12.2% when compared to the same period of last year following the decline in handsets units sold (-38.2% YoY), due to a tougher macroeconomic environment. In 2Q15, cost of goods sold dropped to R$637 million (-23.0% YoY), also impacted by the volume mentioned above. However, handset average price have increased by 41.0% in the 1H15 due to a better sales mix.

Bad debt came at R$116 million in 1H15 and as percentage of gross revenues it reached 0.86% in the period (vs. 1.08% in 1H14), maintaining a resilient performance even in a tougher macroeconomic scenario. In 2Q15, bad debt totaled R$60 million or 0.90% as a percentage of gross revenues.

Other organic operating expenses totaled R$187 million in 1H15, down by 9.0% YoY mainly due to lower contingencies. Other organic operating expenses exclude the R$917.5 million impact of towers sale.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) came at R$31 per gross add in 2Q15, an increase of 6.8% YoY, while SAC/ARPU ratio (indicating the payback per customer) reached 2.3x in 2Q15, a 16.8% increase when compared to 2Q14 due to the new approach on postpaid customers. Postpaid segment increased 10.6% YoY, specially on hybrid plan (“Plano Controle”) with +31.3% YoY.

FROM EBITDA TO NET INCOME

EBITDA

In the first half of 2015, Organic EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) totaled R$2,611 million, 1.4% lower when compared to R$2,648 million in 1H14. This performance was mainly due to a tougher macroeconomic environment, MTR cut impact and transition from voice to data. As for the second quarter of 2015, Organic EBITDA amounted to R$1,272 million, a decrease of 4.4% YoY.

Organic EBITDA margin showed once again a significant improvement of 140bps, reaching historical level for a first semester at 29.3% vs. 27.9% in the same period of last year. For 2Q15, EBITDA margin improved 135 bps, reaching 29.2% (vs. 27.9% in 2Q14).

Organic EBITDA margin on services (excluding handset revenues and costs) came at 35.3% in 1H15, up by 225bps when compared to 33.1% in the same period of last year. For this quarter, margin on services reached 35.4%, an yearly expansion of 107bps.

Following a similar trajectory as revenues exposure, MTR incidence on organic EBITDA has been falling significantly, reaching its lowest levels at ~13%, in 2Q15.

Reported EBITDA totaled R$3,529 million in 1H15, an increase of 33.3% when compared to the same period of last year. This is a consequence of the first tranche of towers being transfered in april-15 (net effect of R$917.5 million), which is detailed later in this document. For the quarter, reported EBITDA amounted to R$2,189 million.

EBIT

In 1H15, Depreciation and Amortization totaled R$1,644 million, up 10.5% YoY when  compared to the same period of last year due to an increase in network equipment following our Industrial Plan’s CAPEX increase. In the quarter, Depreciation and Amortization amounted to R$833 million and 10% YoY increase due to the same reason cited above.

Following the increase in depreciation and amortization, Organic EBIT (earnings before interest and taxes) totaled R$968 million in 1H15, representing a decrease of 16.7% YoY. EBIT margin came at 10.9% (vs. 12.2% in 1H14). For the second quarter of 2015 Organic EBIT amounted to R$439 million, a decrease of 23.4% YoY.

NET FINANCIAL RESULT

In 1H15, Net financial result came at -R$116 million, a small increase vs. -R$109 million in the same period of last year, with financial expenses at R$504 million (up 16.0% YoY) and financial revenues at R$387 million (up 18.1% YoY) following the increase on interest rates.

As for the 2Q15, net financial result totaled -R$38 million (-47.8% YoY). The increase in financial expenses that reached R$257 million in 2Q15 (+0.2% YoY) was more than offset by higher financial revenues, which amounted R$220 million (+19.2% YoY), largely impacted by higher interest on cash and positive hedge effects.

INCOME AND SOCIAL CONTRIBUTION TAXES

In 1H15, Organic Income and Social Contribution taxes came at R$248 million, representing a decrease of 21.1% when compared to R$315 million in the same period of last year due to a reduction in the tax base for income tax and social contribution (earnings before tax decreased 19.1% YoY). Effective tax rate decreased to 29.1% in 1H15 from 29.9% in 1H14.

NET INCOME

In 1H15, Organic Net Income totaled R$603 million, a decrease of 18.2% YoY. EPS (Earnings per Share) reached R$0.25 in 1H15 (vs. R$0.30 in 1H14). As for the second quarter of 2015 Organic Net Income totaled R$291 million, a decrease of 20.5% YoY, with EPS reaching R$0.12 (vs. 0.15 in 2Q14).

In 2Q15, Reported Net Income totaled R$926 million, an increase of 153.4% YoY. Reported EPS (Earnings per Share) reached R$0.38.

CAPEX

In 1H15, Capex amounted to R$2,108 million, an increase of 27.2% when compared to 1H14, following the Turbo Project that is fastly expanding our infraestructure.

It’s worth highlighting that ~90% of the total Capex in 1H was dedicated to infrastructure, largely related to 3G and 4G technologies.

DEBT, CASH AND FREE CASH FLOW

Gross Debt reached R$7,494 million in the end of june/15, including the leasing recognition in a total value of R$977 million from the leaseback of the towers sold.

Company's debt is concentrated in long-term contracts (84% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top local and international financial institutions.

Approximately 34% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. In 2Q15, average cost of debt was 11.56% compared to 9.74% in 2Q14. Nevertheless, the increase in cost of debt was more than offsetted by a higher cash yield.

Cash and Cash equivalents totaled R$4,842 million by the end of june/15, a decrease vs. R$5,325 in june/14. While the proceeds from the aforesaid towers sale, which totaled R$1,897 million, helped increase cash, this account was negatively impacted by:

i)

R$1,678 million payment of the 700MHz frequency acquisition made in Dec/14;

ii)

R$1,025 million of FISTEL payment made in march/15;

iii)

R$370 million spectrum clean-up payment made in april/15 and

iv)

R$360 million dividends payment made in june/15.

Average cash yield reached 13.25% in 2Q15 compared to 10.92% in 2Q14.

Considering the last 12 months EBITDA, Net Debt/EBITDA ratio reached 0.48x in 2Q15 compared to 0.19x in 2Q14. Due to the above mentioned payments, net debt increased from R$1,031 million in 2Q14 to R$2,652 million by the end of 2Q15.

Organic Operating Free Cash Flow came negative at R$1,146 million in 1H15, (+44.8% vs. 1H14), adversely impacted by an increase of 27.2% on Capex, that was partially compensated by a better performance in working capital compared to 1H14. In the quarter, Organic Operating Free Cash Flow totaled R$431 million, vs. R$779 million in 2Q14.

Organic Net Cash Flow in 1H totaled -R$1,928 million compared to -R$1,634 million in the same period of last year. In the quarter, Organic Net Cash Flow totaled –R$83 million, vs. positive R$101 million in 2Q14.

TOWERS SALE IMPACTS

This quarter, TIM concluded the first closing under the Tower Sale agreement signed in November 2014 with American Tower do Brasil (ATC) that comprised sale of 6,481 towers by ~R$3 billion cash. In April 29, 2015, TIM transferred 4,176 towers to ATC and received ~R$1.9 billion cash. The Master lease agreement (MLA) defines the leaseback of the transferred towers for a 20 years period. According to IAS17, this transaction should be registered as (1) sale and (2) leaseback and following its requirements, the leaseback was booked as a financial leasing.

Please find below the Financial Statements impacts conciliation and the related notes for further details:

Finantial Statments´notes	Purchase price
Note 1	Cash in	1,897,277
Note 17	Net book value of the transferred towers	-306,656

	(1) Gain related to sold components
Note 34	Part of purchase price allocated to sold component	920,733
	Net book value and other costs	-157,482
Note 27	Write down ARO provision	154,297
Note 1 and 34	Gain on sold component	917,548
	Tax	-281,903
	Gain on sold component net of tax	635,645

	(2) Gain related to leaseback component
Note 34	Part of purchase price related to leaseback component	976,544
	Net book value and other costs	-167,960
Note 25 and 34	Deferred gain	808,584

Note 19	Financial Leasing on Liabilities	976,544

Note 17	Tangible asset	976,544

	NFP Effect	920,733
*Values in R$ thousand

OPERATIONAL PERFORMANCE

BRAZILIAN MOBILE MARKET OVERVIEW

Brazilian mobile market reached 282.5 million lines by the end of 2Q15, representing a yearly growth of 2.4%, to a penetration rate of 138.2%, up from 135.3% in 2Q14. Overall subscriber base has reduced the pace versus previous quarters, mainly due to high penetrated market, with customers using multiple SIM-cards, macroeconomic slowdown and more austhere disconnection policies. Nonetheless, some segments are still experiencing double digit growth, such as the hybrid plans (aka “Controle”) and data plans.

•

Postpaid segment reached 71.0 million lines in June (+12.0% versus June/14) with net adds reaching 1.5 million lines (vs. 2.1 million in the same period of last year).

•

Prepaid segment reached 211.4 million lines (virtually flat YoY), accounting for 74.9% of total Brazilian market (vs. 77.0% in 2Q14). Net adds for prepaid reached -2.5 million lines (vs. 62.1k in the same period of last year).

TIM has maintained its market share position versus the 2Q14, as described below:

TIM’s PERFORMANCE

TIM’s subscriber base reached 74.6 million lines at the end of 2Q15, up 0.5% when compared to the same period of last year.

In the 3G technology, total subscriber base ended 2Q15 with 43.2 million users, an increase of 42.8% against 2Q14, proving the success of the company’s strategy of equipping its customers with smartphones in order to stimulate data services penetration among its users.

As for the 4G, subscriber base reached 3.8 million users by the end of June/15, an increase of 25.4% over March/15, or +773.1k new users in this quarter, and a support evidence that the Company’s strategy on 4G is paying off.

Net additions totaled -1.1 million lines (vs.  286.1 thousand in the same period of last year), as a result of lower gross addition (8.8 million lines and down 6.5% vs. 2Q14) and higher disconnections (9.9 million lines in the period and up 9.0% YoY), following a new guideline to try to reduce the “washing machine effect”. Consequently churn rate in 2Q15 came at 13.2% and up from 12.3% in the same period of last year.

Postpaid customer base reached 13.5 million users in June/15, +10.6% yearly growth. During 2Q15, TIM added 525 thousand users in the postpaid segment (vs. 10 thousand net adds in the same period of last year).

As for prepaid segment, 2Q15 ended with 61.1 million users, down 1.5% YoY. “Infinity Pré” accounted for 58.2 million users or 95.4% of the prepaid customer base. TIM maintained the leadership in the prepaid market, with 29% market share, thanks to its pioneering position, simplicity and transparent concepts.

QUALITY AND NETWORK

QUALITY DEVELOPMENTS

This quarter, TIM is proud to announce that it has achieved an important milestone in terms of network quality. From April to May (least data available), the Company has met all Anatel’s targets for both Voice and Data services (3G/4G), in every single state. This achievement is a result of strong commitment to quality and our goal to accelerate infrastructure development, specially to support data expansion delivering a better usage experience for our customers. Network quality KPI’s described below are based on the number of states that met the agency’s target and are the official figures disclosed by Anatel.

Following the results of the 2-year Quality Plan (Aug/12 to Jul/14) released by Anatel in February/2015, the Company has updated the “metrics within target index” using the agency’s methodology and official data for May/15 (least available). Such metric is based on Anatel’s network indicators (accessibility and drop) in both voice and data over 26 states and the federal district, their capitals and cities over 300,000 inhabitants. In May/15, TIM posted another significant performance reaching 95.1% of all metrics within Anatel’s target (versus 90.1% in Feb/15 and 86.1% in Jul/14).

Regarding quality indicators related to data usage, particularly on Speed Test (measured by Ookla1), TIM is pleased to announce that it has been continuously improving its performance in Throughput and Latency metrics. Average throughput (downlink) in 2G/3G network posted a substancial increase of 128% YoY in 2Q15, widening the gap and staying above market average for two consecutive quarters. As for latency, TIM stood as the company with the lowest latency levels, being 23% below market average.

As for caring indicators, TIM’s group (mobile and fixed) kept its position of being the least demanded economic group at the consumer’s protection agencies (PROCON - SINDEC2) in 2Q15, with a volume of demands 58% lower than the market’s average in the quarter.

NETWORK EVOLUTION

As for network evolution, coverage and capacity continue to be the infrastructure central point and TIM is dedicating great effort (financial and operational) to maintain the solid expansion path. In  2Q15, 5.4 thousand km of optical fiber were implemented along with other network projects roll out, such as sites densification, Wi-Fi and small cell expansion, backhauling infrastructure development, cell-site fine tuning and others. These iniciatives are allowing the Company to keep improving its network quality. Find below our Capex’s distribution for 1H15.

TIM Wi-Fi project sped up in the second quarter, and added 192 new hotspots, totaling more than 1.7 thousand in the whole country. Comparing to the same period of 2014, number of hotspots increased by 71%.

In 1H15, the Mobile BroadBand Project (MBB) added 32 new cities to the project roll out. Besides the new cities, the Company also focused its efforts on the coverage densification of more than 40 cities that were already included in 2014 and are the pillar of the mobile VAS revenue growth. In 2Q15, the MBB project reached 157 cities and the plan is to complete 195 until the end of 2015.

The average throughput gain for the cities that have completed the MBB is remarkable, proving the efficiency approach used by the project, tackling Access (HSPA+ and dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links) and IP-Core (caching, peering and transit).

In addition to infrastructure development, the Company is also focused on expanding the 4G coverage through refarming. The project consists in coverage optimization and the amplification in the number of locations with 4G technology, mostly by using the 1,800MHz band and reorganizing the frequency usage according to the spectrum availability.

Almost 95% of urban population have GSM coverage. In the 2Q15, 3G coverage expanded to 209 new cities, reaching 1,623 or 81.1% of urban population. As for the 4G services, TIM finished the first half of 2015 with 39.3% of the Brazilian urban population covered, +370 bps when compared to the the same period of 2014.

MARKETING PROGRESS

WhatsApp offer extended to all segments in 2Q15

Following the great success in recent quarters, the Company has extended the WhatsApp offer to all segments, including the main prepaid plan, Infinity. Liberty, Liberty Controle and Liberty Controle Express customers are also able to send unlimited messages, share photos and videos through the app without consuming from their data allowance.

This benefit is associated with Infinity Web+Torpedo offer without any increase in the daily charge. By paying R$0.99/day, in addition to unlimited SMS to any operator and 10MB of data cap, customers have also unlimited WhatsApp messages.

Infinity Web+Torpedo is also available with 30MB (R$1.25/day), 100MB (R$2.29/day) and 200MB (R$3.29/day) data caps. The 100 and 200MB offers were launched in 2Q15, seeking to meet customers’ increasing data consumption.

Corporate Segment

Seeking innovation in the B2B segment, TIM launched in 2Q15 the ‘TIM Empresa Tarifa Flat’ plan, with a unique concept. The customer hires a 100, 400 or 800 minutes package with a flat rate of R$0,29 per minute, regardless if the call is local/long distance, on-net/off-net and bundle/off-bundle. The customer has also unlimited local calls between the enterprise’s employees (using TIM numbers) and a data packages of 100MB and 1GB. Price is set at R$16.90/month + chosen voice package.

Handset Business

Galaxy S6

In 2Q15, TIM launched the expected Galaxy S6, known as Samsung’s most powerful smartphone. TIM is offering special discounts for customers that upgrade the Samsung Galaxy S4 or S5 for the new Galaxy S6, and contract the Liberty 6GB+800 minutes plan. Discounting prices start at R$499. All devices sold by TIM are unlocked and can be paid in up to 12 installments using a credit card.

Despite a tougher macroeconomic environment, where handset market shrunk in the first five months of the year (-3.9% YoY), TIM maintained the leadership position in smartphones sales among operators in May, increasing its market share from 48% in 1Q15 to 51% in May.

Other Marketing Initiatives

Opening Blue Doors – This quarter, TIM launched a new institutional campaign called "Opening Blue Doors", where are highlighted unique experiences in which mobile connection made all the difference. The Company presented real stories of its customers and invited the audience to be inspired and also tell their stories.

‘Non-stop WhatsApp’ – To enhance the successful partnership between TIM and WhatsApp, the Company launched a humorous digital campaign, mixing real life situations with "comic exaggerations" that illustrate how the Brazilians use the messaging application for everything.

‘Open Doors’ App – To reinforce its commitment to quality and service improvement, TIM renewed the ‘Open Doors’ (Portas Abertas) app, launched in 2013. The app is part of the operator's transparency platform and allows customers to monitor the expansion of the Company's network, query coverage data and report possible faults. Among the application's new features are tools offering more alternatives to report problems and search of incidents in the network or scheduled maintenance by city. The app already has 86,000 volunteer downloads and receives more than 25 thousand collaborations per month.

Live TIM: resilient growth with continous innovation

Live TIM ended 2Q15 with more than 165 thousand ultra broadband customers, a strong growth of 74% when compared to the same period of 2014, adding 16 thousand new clients in the quarter. Most customers choose the 35Mbps offer, nevertheless, as the portfolio grows, customers are adhering to higher speeds plans.

At the end of 2Q15, Live TIM had 27.9 thousand buildings connected (vs. 14.3 thousand in 2Q14), and an addressable market of over 1.8 million households in São Paulo and Rio de Janeiro regions. Prospect clients registered in Live TIM’s website reached 1.05 million (vs. 691k in 2Q14).

2Q15 was also marked by the official launch of Live TIM Blue Box. This entertainment center integrates OTTs YouTube and Netflix with free to air and traditional pay TV channels (the latter offered through a partnership with a pay TV operator TV Alphaville). Blue Box comes with a feature that recognizes users’ preferences and habits and suggests specific content according to their profile. Additionally, it allows to pause live shows, record content and offers parental control. The service is available for Live TIM customers and has a promotional price of R$9.90/month until the end of 2015. Paid content is subscribed directly from Netflix and TV Alphaville.

CORPORATE SOCIAL RESPONSIBILITY

TIM Institute, whose mission is to create and enhance resources for the democratization of science, technology, and innovation in Brazil, continues, in 2015, with many initiatives underway, all guided by four principles: education, technology applications, inclusion, and work.

In June of this year, TIM Institute joined UNICEF in the “Fora da Escola Não Pode” Project, an UNICEF’s initiative to revert children’s school exclusion. The new partnership plans the development of a technological solution that will enable municipalities to identify, in a quicker and easier way, which children and adolescents are not attending school. The project will initially be implemented in a pilot format in a municipality to be set. Later it will be held in 19 other municipalities of different sizes, located in vulnerable areas that have high rates of children and adolescents out of school.

Also, this quarter TIM Institute launched the “Academic Working Capital” (AWC), a new project that will support innovative technology-based business with the creation of a product. The goal is to offer financial support to young entrepreneurs - students of the finals graduation – so that they may create companies from their Grauation Projects. In 2015, the TIM Institute will invest R$ 400 thousand in up to 40 projects.

Additionally, TIM Institute released the annual evaluation of its project called “O Círculo da Matemática”. Brought to Brazil two years ago by TIM Institute, the project is intended to encourage the learning of math through a participative manner and it is already showing results. Students who have participated on the project had a performance 7.3% higher in the Mathematics Skills Index compared to students who did not attend the project last year. In 2014, attended the Project about 8,000 students from 67 schools in São Paulo (SP), Rio de Janeiro (RJ), Duque de Caxias (RJ), Brasilia (DF), Porto Alegre (RS), Salvador (BA ), Fortaleza (CE), Aracaju (SE), Belem (PA) and Porto Velho (RO).

ENERGY CONSUMPTION

In line with its Environmental Policy principles, TIM considers energy consumption as one of its challenges, that evolves according to the table below.

Energy efficiency is carried out through some actions such as Swap Project (replacing access equipment with more modern and efficient models) and the RAN Sharing agreement (sharing model of network infrastructure with other telecom operators). In environmental terms, the RAN Sharing agreement reduces electricity consumption and also has a positive urban impact as it implies in reducing the number of new RadioBase Stations (RBS), minimizing the impact to the population (EN5 indicator, GRI1 3.1).

Biosites implementation project continued in the second quarter of 2015, reaching a total of 80 activated Biosites by the end of June, a considerable increase compared with 23 activated Biosites in December 2014. Biosites represent structures that allow a specific network coverage with higher efficiency in the use of energy and space, contributing also to reduce visual impact and employing in their attachment structure 99% less steel than traditional structure of RadioBase Station.

Moreover, TIM’s Sustainability Report was published in June, a document with the main objective to communicate with transparency and ethics, achievements and challenges related to the company's commitment to sustainable development, including governance, economic, social and environmental information. The report follows, for the seventh consecutive year, the Global Reporting Iniatitive (GRI), reaching the application level B +, self-declared with assurance from an independent third party. Learn more about the Sustainability Report 2014 TIM clicking Here.

STOCK PERFORMANCE

TIMP3 ended the second quarter of 2015 at R$10.24, down by 24.5% in the last 12 months, while the Bovespa Index (Ibovespa) was down 0.8% over the same period. The Company's ADRs closed 2Q15 at US$16.36, a decrease of 47.5% in the last 12 months (Brazilian reais depreciated by

41% in relation to the american dollar in 2Q15 vs. 2Q14).

OWNERSHIP BREAKDOWN

ABOUT TIM PARTICIPAçõES S.A.

TIM is one of the largest telecommunications companies in Brazil.  With a focus on investing in innovation and in the quality of its network, services and customer service, TIM fulfills its mission of connecting and caring for everyone so that everyone can do more.

As the first operator in Brazil to have a nationwide presence, TIM has innovation in its DNA and seeks to enhance its users' lives through its technology. Therefore, in addition to constantly working on expanding and improving its network, the company has amassed a complete portfolio, offering mobile and fixed telephony and access to the Internet.  With TIM, individual and corporate customers can always be connected.

The company's infrastructure is one of its strategic priorities. Over the past few years, TIM has upgraded its equipment and made acquisitions - such as Intelig, in 2009, and AES Atimus, in 2011 - reinforcing its commitment to quality and accessibility. From 2015 to 2017, the Company will invest R$14 billion in its operations, and most of that amount will be earmarked to expand 4G and 3G coverage throughout the country, in line with the company’s growth expectations in demand for data traffic.

Transparency is also one of the company's pillars. TIM is a publicly-held company, whose shares are listed on São Paulo’s BM&FBOVESPA under the ticker symbol TIMP3,  and ADRs (American Depositary Receipts), listed on the NYSE (New York Stock Exchange) under the ticker symbol TSU. TIM is also the only company in the telecommunications industry listed on BM&FBOVESPA's "Novo Mercado," recognized for requiring the maximum level of corporate governance, and is also part of the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2).  One of its key initiatives is the Open Doors project, which allows consumers to monitor network enhancement and improvement actions, in addition to get to know the true picture of TIM's coverage. Also worthy of note are the TIM Institute initiatives, which seek to create and maximize strategic resources to make science education and innovation available to everyone in Brazil.

You, your home and your business

Mobile and fixed telephony and access to the Internet via modems, tablets, and mobile phones running on the 3G and 4G technologies, in addition to the ultra broadband Internet, are the services that are part of TIM's innovative portfolio. The operator was the first on the market to invest in offering new formats, such as charging for the use of voice and mobile Internet per day or through monthly billing plans paid via credit card. And it continues revolutionizing the market, delivering more benefits and providing more accessible rates to its consumers.

The company also has ideal solutions for small, medium and large businesses. The Corporate Solutions area offers fixed voice and advanced data services to the corporate segment, understanding the corporations' profiles and needs and enhancing its customers' productivity and competitiveness while yet decreasing their costs.

In the fixed ultra-Internet segment, Live TIM is a quality benchmark, with the most satisfied customer base in the country. The carrier introduced on the market navigation plans that are about ten times faster than the average Brazilian broadband, thus allowing much faster file downloads and uploads, crash-free gaming, and high-definition, real-time video streaming. Live TIM offers 35 MB to 1 GB plans and is available to residential and business customers in São Paulo, Rio de Janeiro, Duque de Caxias, and Nova Iguaçu. The company also offers Live TIM Blue Box, an entertainment center that integrates - in a single system - free high-definition digital TV, Netflix and YouTube content, and pay TV through an exclusive collaboration with TV Alphaville.

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the second quarter of 2014 (2Q14), first semester of 2014 (1H14) and first quarter of 2015 (1Q15), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATION CONTACTS

Telephones: (+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ir

Twitter: @TIM_RI

TIM IR App:

ATTACHMENTS

Attachment 1:

 Balance Sheet

Attachment 2: Income Statements

Attachment 3:

 Cash Flow Statements

Attachment 4:

 Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet

(R$ Thousands)

DESCRIPTION	2Q15	1Q15	% QoQ	2Q14	% YoY
ASSETS	**33,596,262**	**31,947,477**	**5.2%**	**29,242,927**	**14.9%**
CURRENT ASSETS	**10,897,865**	**10,172,230**	**7.1%**	**11,736,915**	**-7.1%**
Cash and cash equivalents	4,842,123	3,550,188	36.4%	5,324,654	-9.1%
Short-term investments	-	-	n.a.	-	n.a.
Accounts receivable	3,146,115	3,223,756	-2.4%	3,628,666	-13.3%
Inventories	327,609	385,687	-15.1%	365,862	-10.5%
Indirect recoverable Taxes	1,202,048	1,320,330	-9.0%	1,108,990	8.4%
Direct recoverable Taxes	418,848	407,652	2.7%	439,439	-4.7%
Prepaid expenses	670,782	975,691	-31.3%	665,020	0.9%
Derivative contracts	113,884	112,059	1.6%	17,589	547.5%
Leasing	1,792	1,525	17.5%	14,955	-88.0%
Other assets	174,664	195,341	-10.6%	171,739	1.7%
NONCURRENT	**22,698,397**	**21,775,248**	**4.2%**	**17,506,013**	**29.7%**
Noncurrent assets	**3,240,915**	**3,385,417**	**-4.3%**	**2,888,467**	**12.2%**
Long-term investments	45,339	40,911	10.8%	40,307	12.5%
Accounts receivable	27,561	27,872	-1.1%	32,582	-15.4%
Indirect recoverable Taxes	655,897	588,309	11.5%	538,648	21.8%
Direct recoverable Taxes	23,998	23,657	1.4%	23,097	3.9%
Deferred income and social contribution taxes	720,289	870,977	-17.3%	966,656	-25.5%
Judicial deposits	1,028,339	1,016,618	1.2%	846,895	21.4%
Prepaid expenses	59,369	63,233	-6.1%	84,370	-29.6%
Derivative contracts	472,286	547,174	-13.7%	151,331	212.1%
Leasing	195,828	194,732	0.6%	191,174	2.4%
Other assets	12,009	11,933	0.6%	13,408	-10.4%
Permanent Assets	**19,457,482**	**18,389,831**	**5.8%**	**14,617,545**	**33.1%**
Property, plant and equipment	9,675,429	8,928,056	8.4%	8,223,202	17.7%
Intangibles	9,782,053	9,461,774	3.4%	6,394,344	53.0%
LIABILITIES	**33,596,262**	**31,947,477**	**5.2%**	**29,242,927**	**14.9%**
CURRENT LIABILITIES	**7,304,588**	**7,543,826**	**-3.2%**	**7,369,120**	**-0.9%**
Suppliers	3,975,840	4,020,126	-1.1%	4,211,439	-5.6%
Loans and financing	1,254,951	1,252,763	0.2%	1,136,282	10.4%
Derivative contracts	50,226	64,374	-22.0%	32,842	52.9%
Leasing	18,000	3,902	361.4%	4,797	275.2%
Salaries and related charges	233,938	248,733	-5.9%	201,322	16.2%
Indirect taxes, charges and contributions	504,155	556,382	-9.4%	532,003	-5.2%
Direct taxes, charges and contributions	309,107	113,739	171.8%	191,394	61.5%
Dividends payable	60,597	420,945	-85.6%	470,969	-87.1%
Authorizations payable	434,671	435,083	-0.1%	108,963	298.9%
Deferred Revenues	440,566	415,150	6.1%	466,818	-5.6%
Other liabilities	22,538	12,630	78.4%	12,291	83.4%
NON CURRENT LIABILITIES	**9,728,442**	**8,767,360**	**11.0%**	**7,023,965**	**38.5%**
Loans and financing	5,539,029	5,799,412	-4.5%	5,214,937	6.2%
Derivative contracts	38,943	10,892	257.5%	20,723	87.9%
Leasing	1,307,261	328,481	298.0%	321,359	306.8%
Authorizations to pay	616,620	970,954	-36.5%	-	n.a.
Indirect taxes, charges and contributions	98	96	2.3%	90	9.0%
Direct taxes, charges and contributions	235,421	232,039	1.5%	223,430	5.4%
Deferred income and social contribution taxes	567,860	563,486	0.8%	339,587	67.2%
Provision for contingencies	411,678	427,791	-3.8%	416,428	-1.1%
Pension plan	643	644	-0.1%	1,084	-40.7%
Asset retirement obligations	98,758	274,110	-64.0%	296,356	-66.7%
Deferred Revenues	881,537	128,852	584.1%	159,327	453.3%
Other liabilities	30,595	30,602	0.0%	30,645	-0.2%
SHAREHOLDERS' EQUITY	**16,563,232**	**15,636,291**	**5.9%**	**14,849,843**	**11.5%**
Capital	9,866,298	9,866,298	0.0%	9,839,770	0.3%
Capital reserves	1,346,572	1,346,026	0.0%	1,221,699	10.2%
Income reserves	4,114,635	4,114,635	0.0%	3,053,996	34.7%
Treasury Stocks	(3,369)	(3,369)	0.0%	(3,369)	0.0%
Net Income for the period	1,239,095	312,701	n.a.	737,746	68.0%

Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements

 (R$ Thousands)

Attachment 3

TIM PARTICIPAÇÕES S.A.

Cash Flow Statements

 (R$ Thousands)

Attachment 4

TIM PARTICIPAÇÕES S.A.

Operational Indicators

Footnotes

1 The report was generated and created from TIM's analysis over the NetMetrics Reports provided by Speedtest.net.

2 SINDEC in the National Information System of Consumer Protection, which integrates 376 agencies (PROCONs). It is estimated that these PROCONs represent 45% of total demands in Brazil. Figures consider both mobile and fixed business. The states of CE, DF and PB were not covered this quarter. Due to technical issues reported by agency, data may suffer modifications.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 4, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.